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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 27, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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April 1999                                                        Schedule 11
--------------------------------------------------------------------------------
            COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

Number of reports in announcement: 1

1.   Name of company:
     MERANT plc

2.   Name of shareholder having a major interest:
     Fidelity Investments

3.   Please state whether notification   indicates  that  it  is  in  respect of
     holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

     Same as above

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

     74,500  State   Street  Nominees  Ltd for Fidelity Management Trust Company
     5,405,575  Clydesdale  Bank  (Head  Office)  Nominees  Ltd   for   Fidelity
     Investment Services Limited
     85,600  Bankers  Trust for Fidelity Pension  Management
     82,000 BT Globenet Nominees Ltd for Fidelity Pension Management 40,000 MSS Nominees Ltd for Fidelity Pension Management
     381,100   Clydesdale  Bank  (Head  Office)  Nominees  Ltd  for  Fidelity
     International Ltd
     45,000 Mellon Trust for Fidelity International Ltd
     182,400 Nortrust Nominees Ltd for Fidelity International Ltd
     424,643 RBS Trust Bank for Fidelity International Ltd
     205,000  Morgan Stanley for Fidelity  International  Ltd
     275,000 Held as 55,000 ADR's by Lloyds Bank Nominees Ltd for Fidelity Management and Research Company
     21,500 Held as 4,300 ADR's by Nortrust Nominees for Fidelity Management Trust Company

5.   Number of shares/amount of stock acquired:

     1,439,000

6.   Percentage of issued class:

     1.0

7.   Number of shares/amount of stock disposed:


8.   Percentage of issued class:


9.   Class of security:

     2p Ordinary

10.  Date of transaction:

     23 April 99

11.  Date company informed:

     27 April 99

12. Total holding following this notification:

     7,222,318

13.  Total percentage holding of issued class following this notification:

     5.03

14.  Contact name for queries:

     Philip Rosier

15. Contact telephone number:

    01635-565583

16.  Name of company official responsible for making notification:

     Philip Rosier

17.  Date of notification:

     27 April 99


Additional Information:

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Micro Focus Group Public Limited Company
                                        (Registrant)


Date:  April 27, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer